UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

EuroDry Ltd.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

Y23508107
(CUSIP Number)

Friends Investment Company Inc. 4 Messogiou & Evropis St. 151 24 Maroussi Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ergina Shipping Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

180,308

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

180,308

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

180,308

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.06%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Dry Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

819,833

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

819,833

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

819,833

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.11%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Family United Navigation Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

263,415

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

263,415

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

263,415

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.32%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP NO. Y23508107

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.01 par value (the "Common Shares"), of EuroDry Ltd., a Marshall Islands corporation (the "Issuer").  The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Item 2.	Identity and Background

(a),(f)
The persons filing this statement are Friends Investment Company Inc., a Marshall Islands corporation (“Friends Investment Company”), Friends Dry Investment Company Inc., a Marshall Islands corporation (“Friends Dry Investment Company”), Family United Navigation Co., a Marshall Islands corporation (“Family United Navigation”) and Ergina Shipping Ltd., a Liberian corporation (“Ergina”) and, together with Friends Investment Company Friends Dry Investment Company and Family United Navigation, the "Reporting Persons").

(b)	The address of the principal place of business of each of Friends Investment Company, Friends Dry Investment Company and Ergina Shipping Ltd. is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

The address of the principal place of business of Family United Navigation is Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro MH96960, Marshall Islands.

(b),(c)	The principal business of the Reporting Persons is acting as shipping investment holding companies.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of both Friends Investment Company and Friends Dry Investment Company is set forth below.  The business address of each director and executive officer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Emmanuel J. Pittas	Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as vice president of Eurobulk Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Family United Navigation is set forth below.  If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Pantelis Pittas	President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chartering Manager of Eurobulk, Ltd.

Aristides P. Pittas	Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Eleni Pitta	Treasurer/Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving as an employee in Administration at Eurobulk Ltd.

Despoina Pitta	Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving on the board of directors of P. Pappas and A. Pittas OE.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Ergina Shipping Ltd. is set forth below.  The business address of each director and executive officer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Markos Vasilikos	Vice President/Director	Mr. Vasilikos is a citizen of Greece. His principal occupation is serving as the managing director of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

(d),(e)
None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the 819,833 Common Shares directly owned by Friends Dry Investment Company came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchases of the 263,415 Common Shares directly owned by Family United Navigation came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchase of 180,308 Common Shares directly owned by Ergina Shipping Ltd. came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The other persons named in response to Item 2 hold the following number of Common Shares of the Issuer in their accounts:

	Vested	Unvested
Aristides P. Pittas	0	1,540
Aristides J. Pittas	19,629	5,585

Item 4.	Purpose of Transaction

The Reporting Persons acquired their Common Shares for investment and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Common Shares, as indicated in Item 5 below.

Aristides J. Pittas, who serves as the Vice President and as a Director of both Friends Investment Company and Friends Dry Investment Company, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer.  Aristides P. Pittas, who serves as the President and as a Director of each of Friends Investment Company, Friends Dry Investment Company and Ergina Shipping Ltd. and as the Secretary and a Director of Family United Navigation, is the Vice Chairman and a Class A Director of the Issuer.

Moreover, since certain persons serving as directors and officers for Friends Investment Company, Friends Dry Investment Company and Ergina Shipping Ltd. also serve in similar capacities for Family United Navigation, the Reporting Persons may be deemed to be affiliates of each other for purposes of reporting on Schedule 13D.  As such, each Reporting Person may be deemed to beneficially own the Common Shares of the other Reporting Person.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(d)
As of the date hereof, Friends Investment Company may be deemed to be the beneficial owner of 0 Common Shares, constituting 0% of the Common Shares.  Friends Investment Company has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Friends Investment Company has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Ergina Shipping Ltd. may be deemed to be the beneficial owner of 180,308 Common Shares, constituting 7.06% of the Common Shares.  Ergina Shipping Ltd. has the sole power to vote or direct the vote of 180,308 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Ergina Shipping Ltd. has the sole power to dispose or direct the disposition of 180,308 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Friends Dry Investment Company may be deemed to be the beneficial owner of 819,833 Common Shares, constituting 32.11% of the Common Shares, based upon 2,553,026 Common Shares outstanding.  Friends Dry Investment Company has the sole power to vote or direct the vote of 819,833 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Friends Dry Investment Company has the sole power to dispose or direct the disposition of 819,833 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Family United Navigation may be deemed to be the beneficial owner of 263,415 Common Shares, constituting 10.32% of the Common Shares, based upon 2,553,026 Common Shares outstanding.  Family United Navigation has the sole power to vote or direct the vote of 263,415 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Family United Navigation has the sole power to dispose or direct the disposition of 263,415 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D/A.

The transactions by Friends Dry Investment Company in the Common Shares during the past 60 days are set forth on Exhibit B.

The transactions by Family United Navigation in the Common Shares during the past 60 days are set forth on Exhibit C.

There have been no transactions by Friends Investment Company in the Common Shares during the past 60 days.

The Common Shares beneficially owned by Ergina Shipping Ltd. were acquired pursuant to Ergina’s election to convert into common stock part of the outstanding amount of a loan it provided to the Issuer on May 10, 2021.  As a result of the conversion, the Issuer issued 180,308 Common Shares to Ergina, as reported in the Form 6-K filed with the SEC on June 4, 2021, attached hereto as Exhibit D.

(e)	As of January 23, 2019, Friends Investment Company does not own more than 5% of the total outstanding Common Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 above is incorporated by reference in its entirety in this Item 6.  In addition, the information set forth in Item 4 and Item 6 of the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on September 26, 2018 by the Reporting Persons are incorporated herein by reference.
Other than as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.
Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement

Exhibit B:  Schedule of Transactions in the Common Shares by Friends Dry Investment Company

Exhibit C:  Schedule of Transactions in the Common Shares by Family United Navigation Co.

Exhibit D:  Report of Foreign Private Issuer Pursuant to Rule 13A-16 or 15D-16 of the Securities Exchange Act of 1934 for the Month of June 2021 (incorporated by reference to the Form 6-K filed by the Issuer on June 4, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2021
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President Ergina Shipping Ltd. By: /s/ Aristides P. Pittas Name: Aristides P. Pittas Title: President

Friends Dry Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13D, dated June 30, 2021, relating to the Common Shares, $0.01 par value, of EuroDry Ltd. shall be filed on behalf of the undersigned.

June 30, 2021
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President Ergina Shipping Ltd. By: /s/ Aristides P. Pittas Name: Aristides P. Pittas Title: President

Friends Dry Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas Title: President

Exhibit B

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FRIENDS DRY INVESTMENT COMPANY*

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share
4/14/21	Common Shares, $0.01 par value	2,077	N/A	$8.20
4/14/21	Common Shares, $0.01 par value	8,600	N/A	$7.83
4/15/21	Common Shares, $0.01 par value	3,543	N/A	$8.20
6/02/21	Common Shares, $0.01 par value	N/A	44,261	$28.26
6/03/21	Common Shares, $0.01 par value	N/A	5,739	$28.90

* All of the reported transactions were open market transactions.

Exhibit C

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FAMILY UNITED NAVIGATION CO*

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share
4/13/2021	Common Shares, $0.01 par value	4,054	N/A	$8.40
4/14/2021	Common Shares, $0.01 par value	300	N/A	$8.40
4/19/2021	Common Shares, $0.01 par value	866	N/A	$8.35
4/20/2021	Common Shares, $0.01 par value	560	N/A	$8.35
4/21/2021	Common Shares, $0.01 par value	28	N/A	$8.57
5/14/2021	Common Shares, $0.01 par value	1,283	N/A	$12.85
6/1/2021	Common Shares, $0.01 par value	N/A	4,500	$21.95
6/2/2021	Common Shares, $0.01 par value	N/A	579	$28.50
6/3/2021	Common Shares, $0.01 par value	N/A	4,000	$28.25
6/3/2021	Common Shares, $0.01 par value	N/A	11,421	$28.50
6/3/2021	Common Shares, $0.01 par value	N/A	4,000	$28.40
6/3/2021	Common Shares, $0.01 par value	N/A	5,000	$28.70
6/3/2021	Common Shares, $0.01 par value	N/A	11,000	$29.00
6/3/2021	Common Shares, $0.01 par value	N/A	5,000	$29.10
6/4/2021	Common Shares, $0.01 par value	N/A	3,995	$29.30
6/7/2021	Common Shares, $0.01 par value	N/A	3,900	$28.50
6/7/2021	Common Shares, $0.01 par value	N/A	4,100	$27.51
6/7/2021	Common Shares, $0.01 par value	N/A	4,100	$28.30
6/7/2021	Common Shares, $0.01 par value	N/A	4,500	$30.15
6/7/2021	Common Shares, $0.01 par value	N/A	3,000	$29.65
6/7/2021	Common Shares, $0.01 par value	N/A	3,800	$29.70
6/7/2021	Common Shares, $0.01 par value	N/A	4,000	$29.99
6/7/2021	Common Shares, $0.01 par value	N/A	5,100	$27.90

* All of the reported transactions were open market transactions